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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                        Patient Safety Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, par value $0.33 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   70322H 10 6
                      -------------------------------------
                                 (CUSIP Number)
                                  June 6, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                               Page 1 of 4 pages

CUSIP NO.  70322H 10 6
--------------------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           Alan E. Morelli
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
--------------------------------------------------------------------------------
       3.  SEC Use only
--------------------------------------------------------------------------------
       4.  Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
                    5.  Sole Voting Power         977,920 shares of Common Stock
Number of        ---------------------------------------------------------------
Shares              6. Shared Voting Power        None
Beneficially     ---------------------------------------------------------------
Owned by Each       7.  Sole Dispositive Power    977,920 shares of Common Stock
Reporting        ---------------------------------------------------------------
Person With:        8.  Shared Dispositive Power  None
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person 977,920 shares of Common Stock
--------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
      11. Percent of Class Represented by Amount in Row (9) 13.5% (as of
          June 6, 2006)
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
          IN



                                Page 2 of 4 pages

Item 1.

     (a)   Name of Issuer

                  Patient Safety Technologies, Inc.

     (b)   Address of Issuer's Principal Executive Offices

                  1800 Century Park East, Suite 200
                  Los Angeles, CA  90067

Item 2.

     (a)   Name of Person Filing

                  Alan E. Morelli

     (b) Address of Principal Business Offices or, if none, Residence

                  225 Mantua Road
                  Pacific Palisades, CA  90272

     (c)   Citizenship

                  United States

     (d)   Title of Class of Securities

                  Common Stock, par value $0.33 per share

     (e)   CUSIP Number

                  70322H 10 6


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.


Item 4.  Ownership

     (a) Amount Beneficially Owned: 977,920 shares of Common Stock.

     (b) Percent of Class: 13.5% (as of June 6, 2006).

     (c) Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:                 977,920 shares of Common Stock.

          (ii)   Shared power to vote or to direct the vote:               None.

          (iii)  Sole power to dispose or to direct the disposition of:    977,920 shares of Common Stock.

          (iv)   Shared power to dispose or to direct the disposition of:  None.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

                                Page 3 of 4 pages

Item 8.  Identification and Classification of Members of the Group

         Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                               June 16, 2006
                                  -------------------------------------------
                                                   Date

                                            /s/ Alan E. Morelli
                                  -------------------------------------------
                                                 Signature

                                              Alan E. Morelli
                                  -------------------------------------------
                                                Name/Title








                                Page 4 of 4 pages